MACKINAC FINANCIAL CORPORATION

130 SOUTH CEDAR STREET

MANISTIQUE, MICHIGAN 49854

May 24, 2012

Mark Webb, Esq.

Michael F. Johnson, Esq.

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mackinac Financial Corporation
Form S-3 filed April 6, 2012
File No. 333-180610

Dear Mr. Webb and Mr. Johnson:

On behalf of Mackinac Financial Corporation, a Michigan corporation (the “Corporation”) and pursuant to the Securities Exchange Act of 1934, as amended, we have filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 to a Registration Statement on Form S-3 (the “Registration Statement”).  Such filing was prepared in response to the comments of the SEC’s staff as set forth in a comment letter dated April 10, 2012.

Enclosed with this letter are two copies of the Registration Statement, one set of which are in the form that have been filed with the SEC and the other set which has been clearly marked to indicate all of the changes we have made.

In order to facilitate the Staff’s review of the Registration Statement, wherever practicable all disclosures which were not completed in the prior filing of the Registration Statement on Form S-3 have been completed.  In addition, all disclosures have been updated to the latest practicable date.

The action taken by, or the response of, the Corporation with respect to each comment contained in your April 10, 2012 comment letter is set forth below.  For convenience of the SEC’s staff, the staff’s comments have been included in their entirety followed by The Corporation’s response.  Where appropriate, the responses include a reference to the relevant pages of the Registration Statement, as filed with the SEC. Capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Registration Statement.

SEC STAFF COMMENT

Part II — Information Not Required in Prospectus

Item 16.  Exhibits

Exhibit 5.1, page II-3

1.                                      We note that counsel has assumed “the due authorization, execution and delivery of all documents where due authorization, execution and delivery are prerequisites to be effectiveness thereof.”  The staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts.  Please refer to Section III.B.3.a. of Staff Legal Bulletin No. 19, and revise accordingly.

REGISTRANT’S RESPONSE

We have removed the assumption regarding “due authorization, execution and delivery of all documents where due authorization, execution and delivery are prerequisites to the effectiveness thereof” from Exhibit 5.1, page II-3.

As reflected in the above information, our documents have been amended in response to these comments. In connection with the response to the SEC’s Staff’s comments, all persons responsible for the filing of this document hereby acknowledge that:

1.               We are responsible for the adequacy and accuracy of the disclosure in the filings.

2.               We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.               We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 906-341-7158.  Thank you.

Sincerely,

/s/ Ernie R. Krueger
Ernie R. Krueger
EVP/Chief Financial Officer
Mackinac Financial Corporation